UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
TOP SHIPS INC. ANNOUNCES THE RESULTS OF ITS 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE PURCHASE OF 50% INTERESTS IN TWO NEWBUILDING SCRUBBER-FITTED SUEZMAX TANKERS

Results of the Annual Meeting

On May 29, 2020, Top Ships Inc. (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the shareholders of the Company approve and adopted the following three proposals:

1.	the election of Evangelos J. Pistiolis and Stavros Emmanuel as Class I Directors to serve until the 2023 Annual Meeting of Shareholders;

2.	the ratification of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2020; and

3.
the approval of one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares at a ratio of not less than one-for-two and not more than one-for-25 and in the aggregate at a ratio of not more than one-for-25, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

Purchase of 50% Interest in two Newbuilding Scrubber-Fitted Suezmax Tankers

The Company also announced today that it acquired for $22 million from a company affiliated with the Company’s Chief Executive Officer (the “Seller”), a 50% ownership interest in two Marshall Island companies that each own one ultra-high specification` scrubber-fitted 158,000 dwt eco Suezmax tanker, both currently under construction in Hyundai Heavy Industries shipyard in South Korea. The consideration will be paid in instalments through the vessels’ delivery dates. The two tankers are scheduled to be delivered in February and May 2021 respectively. In addition, the Company has the option to acquire the other 50% ownership interest in both vessels from the Seller at the same price until July 15, 2020.

As per the shipbuilding contracts, shipyard installments are payable in accordance with key milestones. The Company anticipates that the shipowning companies will enter into financing arrangements for the vessels prior to the delivery from the shipyard.

The acquisitions were approved by a special committee composed of independent members of the Company's board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration paid in this transaction from an independent financial advisor.

Upon their delivery, both vessels will enter into time charters with a major oil trader, for a firm term of three years plus two additional optional years. The total potential gross revenue backlog from these contracts is about $126.5 million.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-234281) that was filed with the SEC and became effective on November 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: May 29, 2020	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer